Contact

www.linkedin.com/in/krish-sharma-7ab2985 (LinkedIn)

Top Skills

New Business Development
Recording
Music Industry

Krish Sharma

Founder, CEO, Producer, Recording Engineer
Manhattan Beach, California, United States

Summary

BYGMusic is a modern music company, built for the social age. We connect advertisers to micro networks of passion and we do it to support musicians and innovate for brands. Music is the number one universal passion point and BYGMusic makes it easy for brands to be a part of the magic that happens between artists and their fans.

Experience

BYGMusic
Founder/CEO
April 2016 - Present (6 years 6 months)
Bygmusic.com

BYGMusic is part music label and part marketing platform. We connect brands with music fans through the social networks of really cool artists.

(independent)
Music Producer, Engineer and Mixer
January 1995 - Present (27 years 9 months)
Greater Los Angeles Area

Producer, recording engineer, mixer and song writer with multiplatinum sales and several Grammys.

Proficient at all facets of record-making from technical execution to talent management.

VenVerde Music
Owner
September 2010 - August 2016 (6 years)

VenVerde is a boutique music placement firm with unique pipeline access and high production value content.

Education

University of California, Los Angeles

BS, Economics, Computer Science · (1986 - 1992)